UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Funding Four plc Announces the Expiration of its Offer to Purchase for Cash Any and All of its 3.75% Notes due 2022 and Pearson Funding Five plc Announces the Expiration of its Offer to Purchase for Cash Any and All of its 3.25% Notes due 2023 and the Results of such Offers

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO, OR TO ANY PERSON LOCATED OR RESIDENT IN, ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT. PERSONS INTO WHOSE POSSESSION THIS ANNOUNCEMENT COMES ARE REQUIRED BY THE COMPANIES (AS DEFINED BELOW), PEARSON PLC, THE DEALER MANAGERS (AS DEFINED BELOW) AND THE INFORMATION AND TENDER AGENT TO INFORM THEMSELVES ABOUT, AND TO OBSERVE, ANY SUCH RESTRICTIONS.

14 August 2017

London - Pearson Funding Four plc (" Pearson Four ") hereby announces the expiration of its tender offer to purchase for cash any and all of its 3.75% Notes due 2022 (Regulation S Notes: CUSIP: G6964QAA4; ISIN: USG6964QAA43; Common Code: 078027100 and Rule 144A Notes: CUSIP: 705011AA2; ISIN: US705011AA25; Common Code: 078025204) (the " 2022 Notes ") and Pearson Funding Five plc (" Pearson Five ", together with Pearson Four, the " Companies " and each a " Company ") hereby announces the expiration of its tender offer to purchase for cash any and all of its 3.25% Notes due 2023 Regulation S Notes: CUSIP: G6964RAA2; ISIN: USG6964RAA26; Common Code: 092818861 and Rule 144A Notes: CUSIP: 70501VAA6; ISIN: US70501VAA61; Common Code: 092818845) (the " 2023 Notes ", together with the 2022 Notes, the " Notes ") (each offer an " offer " and, together, the " Offers ") and the results of such Offers.

Capitalised terms used in this announcement but not defined herein have the meaning given to them in the offer to purchase dated 4 August 2017 (as it may be amended or supplemented from time to time, the " Offer to Purchase ").

The table below sets forth information with respect to the Notes and the Offers as well as the aggregate principal amount of Notes that were validly tendered and not validly withdrawn at or prior to 5:00 p.m., New York City time, on 11 August 2017 (the " Expiration Time ").

Title of Security	Regulation S Notes	Rule 144A Notes	Principal amount tendered(1)	Purchase Price(2)
3.75% Notes due 2022 (the " 2022 Notes ")	CUSIP: G6964QAA4; ISIN: USG6964QAA43; Common Code: 078027100	CUSIP: 705011AA2; ISIN: US705011AA25; Common Code: 078025204	$385,389,000	$1,037.50
3.25% Notes due 2023 (the " 2023 Notes ")	CUSIP: G6964RAA2; ISIN: USG6964RAA26; Common Code: 092818861	CUSIP: 70501VAA6; ISIN: US70501VAA61; Common Code: 092818845	$406,049,000	$1,000.00

(1) These amounts include $2,662,000 principal amount of the 2022 Notes and $225,000 principal amount of the 2023 Notes to be tendered pursuant to the guaranteed delivery procedures described in the Offer To Purchase, which remain subject to the Holders' performance of the delivery requirements under such procedures.

(2) Amount per $1,000 in principal amount of the Notes, excluding Accrued Interest.

Subject to the terms and conditions set forth in the Offer to Purchase, the Company expects to accept for purchase on 15 August 2017, the amount of Notes validly tendered at or prior to the Expiration Time. Payment of the aggregate consideration for all such Notes (other than the Notes tendered using the guaranteed delivery procedures) is expected to be made on the Any and All Settlement Date which is expected to be on 15 August 2017, on which date the Company will deposit with DTC the amount of cash necessary to pay the Purchase Price plus Accrued Interest in respect of the Notes accepted for purchase in the Offers. Citigroup Global Markets Limited and J.P. Morgan Securities LLC acted as the dealer managers (the " Dealer Managers") for the Offers. D.F. King & Co., Inc. (" D.F. King") acted as the information and tender agent in connection with the Offers.

For additional information regarding the terms of the Offers, please contact Citigroup Global Markets Limited via email: liabilitymanagement.europe@citi.com or telephone: +44 20 7986 8969 (London) or +1 800 558 3745 (toll free within the U.S.) or collect at +1 212 723 6106 or J.P. Morgan Securities LLC via telephone: +44 20 7986 8969 (London) or +1 866 834 4666 (toll free within the U.S.) or collect at +1 212 834 3424. Requests for documents and questions regarding the tender of Notes may be directed to D.F. King via email: pearson@dfking.com or telephone: +1 800 991 5628 (toll free) or collect at + 1 212 269 5550.

A copy of the Offer to Purchase (including the Notice of Guaranteed Delivery for the Offers) is available at http://www.dfking.com/pearson and may also be obtained at no charge from D.F. King.

This announcement contains inside information.

For more information:

Telephone: +44 20 7010 2310
Investors: Tom Waldron
Press: Tom Engel, Tom Steiner
Treasury: Katharine Good, Sunil Boorman

DISCLAIMER

This announcement must be read in conjunction with the Offer To Purchase. No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Offer to Purchase in certain jurisdictions may be restricted by law. Persons into whose possession this announcement and/or the Offer to Purchase comes are required by each of the Companies, Pearson plc, the Dealer Managers and D.F. King to inform themselves about, and to observe, any such restrictions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 14 August 2017
By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary